SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 27, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - BOROUGH OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 011	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - BOROUGH OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 755.400.708-44

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2005	2 - PRIOR QUARTER 12/31/2004	3 - SAME QUARTER PRIOR YEAR 03/31/2004
Paid-up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 - Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 116 – Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water catchment, treatment and distribution; Sewage collection and treatment
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - AMOUNT	5 – PAYMENT BEGINNING	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/28/2005	Interest on net equity		ON	0.0013413120
02	RCA	02/26/2004	Interest on net equity	06/28/2005	ON	0.0013800000
03	RCA	12/16/2004	Interest on net equity	06/28/2005	ON	0.0030000000
04	RCA	01/13/2005	Interest on net equity	06/28/2005	ON	0.0009900000
05	RCA	06/23/2005	Interest on net equity		ON	0.0023455404

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 08/15/2005	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (In Thousand Reais)

1 – Code	2 – Description	3 – 06/30/2005	4– 03/31/2005
1	Total assets	17,797,010	17,265,341
1.01	Current assets	2,271,423	1,711,142
1.01.01	Cash	877,949	452,222
1.01.01.01	Cash and cash equivalents	198,970	450,669
1.01.01.02	Foreign exchange advance	678,678	0
1.01.01.03	Other cash equivalents	301	1,553
1.01.02	Credits	1,115,441	1,041,174
1.01.02.01	Customers, net	1,115,441	1,041,174
1.01.03	Inventories	25,040	24,540
1.01.03.01	Operating storeroom	25,040	24,540
1.01.04	Other	252,993	193,206
1.01.04.01	Accounts receivable from shareholders	174,742	115,722
1.01.04.02	Recoverable taxes and contributions	442	2,534
1.01.04.03	Taxes and contributions	30,421	30,321
1.01.04.04	Other accounts receivable	47,388	44,629
1.02	Long term assets	1,503,960	1,503,464
1.02.01	Sundry credits	1,503,960	1,503,464
1.02.01.01	Customers, net	278,687	287,717
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Judicial deposits	15,395	16,168
1.02.01.04	Accounts receivable from shareholders	757,727	754,403
1.02.01.05	Taxes and contributions	272,293	267,512
1.02.01.06	Other accounts receivable	31,064	28,870
1.02.02	Receivables from related companies	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	14,021,627	14,050,735
1.03.01	Investments	5,100	5,100
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	5,100	5,100
1.03.01.03.01	Shares in other companies	669	669
1.03.01.03.02	Shares in other companies with tax incentive	4,409	4,409
1.03.01.03.03	Compulsory deposits - Eletrobrás	22	22
1.03.02	Fixed assets	13,981,250	14,008,471
1.03.02.01	Property, plant and equipment	12,142,986	12,151,435
1.03.02.02	Work in progress	1,838,264	1,857,036
1.03.03	Deferred assets	35,277	37,164
1.03.03.01	Organization and reorganization expenses	35,277	37,164

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 06/30/2005	4 – 03/31/2005
2	Total liabilities	17,797,010	17,265,341
2.01	Current liabilities	2,136,018	2,176,499
2.01.01	Loans and financing	1,082,150	1,219,342
2.01.02	Debentures	338,026	313,011
2.01.02.01	4th issue debentures	100,001	100,001
2.01.02.02	5th issue debentures	149,155	149,052
2.01.02.03	Interest on debentures	88,870	63,958
2.01.03	Suppliers	46,553	35,899
2.01.04	Taxes, fees and contributions	129,115	111,961
2.01.04.01	Paes Program	37,856	37,083
2.01.04.02	Cofins and Pasep	30,438	36,792
2.01.04.03	Corporate Income Tax	31,662	15,031
2.01.04.04	Social contribution	8,294	3,910
2.01.04.05	I.N.S.S. (Social Security)	17,241	15,182
2.01.04.06	Other	3,624	3,963
2.01.05	Dividends payable	0	0
2.01.06	Provisions	30,979	30,684
2.01.06.01	Finsocial	7,872	7,872
2.01.06.02	For Civil contingencies	976	976
2.01.06.03	For Suppliers contingencies	10,763	10,688
2.01.06.04	For Customers contingencies	11,368	11,148
2.01.07	Debt with related companies	0	0
2.01.08	Other	509,195	465,602
2.01.08.01	Salaries and payroll charges	169,579	132,158
2.01.08.02	Services	71,880	71,116
2.01.08.03	Interest on net equity payable	183,526	179,751
2.01.08.04	Taxes and contributions	69,980	70,745
2.01.08.05	Amounts refundable	10,360	8,078
2.01.08.06	Other liabilities	3,870	3,754
2.02	Long-term liabilities	7,319,760	7,022,078
2.02.01	Loans and financing	4,226,698	4,511,787
2.02.02	Debentures	1,815,267	1,289,425
2.02.02.01	4th issue debentures	49,998	74,998
2.02.02.02	5th issue debentures	149,155	298,105
2.02.02.03	6th issue debentures	616,509	615,510
2.02.02.04	7th issue debentures	301,085	300,812
2.02.02.05	8th issue debentures	698,520	0
2.02.03	Provisions	528,084	491,256
2.02.03.01	Provision for labor indemnities	27,731	26,859
2.02.03.02	Civil	48,792	41,600
2.02.03.03	Social security charges	7,590	7,493

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 06/30/2005	4 – 03/31/2005
2.02.03.04	Suppliers	182,269	171,997
2.02.03.05	Customers	235,275	218,532
2.02.03.06	Environmental	22,731	21,128
2.02.03.07	Other	3,696	3,647
2.02.04	Debts with related companies	0	0
2.02.05	Others	749,711	729,610
2.02.05.01	Taxes and contributions	131,615	130,971
2.02.05.02	Paes Program	264,998	268,861
2.02.05.03	Social security liabilities	249,736	235,963
2.02.05.04	Amounts refundable	72,557	64,266
2.02.05.05	Other accounts payable	30,805	29,549
2.03	Deferred income	0	0
2.05	Shareholders’ equity	8,341,232	8,066,764
2.05.01	Paid-in capital	3,403,688	3,403,688
2.05.02	Capital reserves	72,824	67,297
2.05.02.01	Support for projects reserve	57,044	51,517
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,574,594	2,596,914
2.05.03.01	Own assets	2,574,594	2,596,914
2.05.03.02	Controlled/associated companies	0	0
2.05.04	Profit reserves	1,863,389	1,863,389
2.05.04.01	Legal	171,991	171,991
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	1,691,398	1,691,398
2.05.04.07.01	Reserve for investments	1,691,398	1,691,398
2.05.05	Retained earnings/accumulated deficit	426,737	135,476

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 - Description	3 – 04/01/2005 to 06/30/2005	4 – 01/01/2005 to 06/30/2005	5 – 04/01/2004 to 06/30/2004	6 – 01/01/2004 to 06/30/2004
3.01	Gross sales and/or services revenues	1,330,236	2,582,244	1,078,647	2,217,463
3.01.01	Water supply – retail	685,134	1,337,211	551,635	1,140,461
3.01.02	Water supply – wholesale	58,434	116,164	52,648	106,025
3.01.03	Sewage collection and treatment	563,505	1,085,137	449,545	924,683
3.01.04	Other services rendered	23,163	43,732	24,819	46,294
3.02	Gross revenue deductions	(98,891)	(192,230)	(39,712)	(91,137)
3.02.01	Cofins	(81,036)	(157,725)	(35,056)	(73,327)
3.02.02	Pasep	(17,855)	(34,505)	(4,656)	(17,810)
3.03	Net sales and/or services revenues	1,231,345	2,390,014	1,038,935	2,126,326
3.04	Cost of sales and/or services	(594,793)	(1,152,098)	(546,541)	(1,082,949)
3.05	Gross profit	636,552	1,237,916	492,394	1,043,377
3.06	Operating expenses/income	(141,639)	(512,193)	(566,650)	(938,659)
3.06.01	Selling	(131,550)	(244,561)	(132,245)	(231,251)
3.06.02	General and administrative	(94,352)	(168,916)	(68,637)	(138,824)
3.06.03	Financial	84,263	(98,716)	(365,768)	(568,584)
3.06.03.01	Financial income	24,992	49,515	27,484	52,875
3.06.03.01.01	Financial income	24,992	49,515	30,947	55,573
3.06.03.01.02	Cofins/Pasep	0	0	(3,463)	(2,698)
3.06.03.02	Financial expenses	59,271	(148,231)	(393,252)	(621,459)
3.06.03.02.01	Financial expenses	59,271	(148,231)	(393,252)	(621,459)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings	0	0	0	0
3.07	Operating income	494,913	725,723	(74,256)	104,718

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 - Description	3 – 04/01/2005 to 06/30/2005	4 – 01/01/2005 to 06/30/2005	5 – 04/01/2004 to 06/30/2004	6 – 01/01/2004 to 06/30/2004
3.08	Non-operating income	1,428	910	(11,001)	(11,484)
3.08.01	Revenues	3,023	3,641	2,109	4,745
3.08.01.01	Revenues	3,492	4,328	2,494	5,249
3.08.01.02	Cofins / Pasep	(469)	(687)	(385)	(504)
3.08.02	Expenses	(1,595)	(2,731)	(13,110)	(16,229)
3.08.02.01	Loss on disposal of fixed assets	(1,448)	(2,332)	(13,310)	(16,276)
3.08.02.02	Other	(147)	(399)	200	47
3.09	Income before taxes/profit share	496,341	726,633	(85,257)	93,234
3.10	Provision for income tax and social contribution	(155,144)	(233,733)	17,843	(38,110)
3.10.01	Provision for income tax	(123,316)	(185,785)	14,168	(30,306)
3.10.02	Provision for social contribution	(31,828)	(47,948)	3,675	(7,804)
3.11	Deferred income tax	3,325	11,772	2,859	4,588
3.11.01	Deferred income tax	12,475	24,875	723	5,612
3.11.02	Deferred social contribution	(9,150)	(13,103)	2,136	(1,024)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory profit share/contribution	(8,781)	(17,561)	(8,780)	(17,561)
3.12.01	Profit share	0	0	0	0
3.12.02	Contribution	(8,781)	(17,561)	(8,780)	(17,561)
3.12.02.01	Extraordinary item	(8,781)	(17,561)	(8,780)	(17,561)
3.13	Reversal of interest on net equity	0	0	0	0
3.15	Profit/loss for the period	335,741	487,111	(73,335)	42,151
	NUMBER OF SHARES, EX-TREASURY SHARES
	(Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0,01179	0,01710		0,00148
	LOSS PER SHARE			(0,00258)

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 – EXPLANATORY NOTES

Amounts in thousand reais

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo – (“SABESP” or “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

SABESP provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, 17 of which expire in 2005, 127 in 2006, 29 in 2007, 22 in 2008, 32 in 2009, 46 in 2010 and the remainder between 2011 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party, at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, SABESP operates under a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil and with the Brazilian Securities Commission (CVM) regulations.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenue from sales and services

Revenue for water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed until the end of the periods is recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

(ii) Financial income and expenses

Financial income and expense are primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(iii) Income tax and social contribution taxes

Income tax and social contribution are recorded on an accrual basis. The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the baserate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are reported on an accrual basis.

(b) Financial investments

Financial investments are comprised mainly by Financial Investment Funds (FIF) and are stated at cost plus accrued interest (pro rata temporis) until the end of the period, up to the limit of the market value.

(c) Allowance for doubtful accounts

The Company records an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. The amount is deemed by the Management to be sufficient to cover probable losses, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average aquisition cost or realization value, and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Permanent assets

These are stated at adjusted cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant and equipment is recorded using the straight-line method at the annual rates mentioned in Note 6.a.

The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts. The referred revaluation was stated with a corresponding entry to the credit of the “revaluation reserve” account, in the shareholders’ equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “retained earnings”.

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and financings

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses.

(h) Provision for vacation pay

The provision for vacation pay and respective payroll charges is accrued as earned.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover eventual losses related to labor, tax, civil, commercial and other lawsuits, at administrative and court levels, which are considered by legal counsel to be probable and able to be estimated at June 30, 2005.

(j) Environmental expenditures

Expenditures relating to ongoing environmental programs are recorded as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks inherent to the activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and able to be reasonably estimated.

(k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. Liabilities ascertained at December 31, 2001 have been recognized over a period of 5 years, as from fiscal year 2002.

(l) Other current liabilities and long-term liabilities

These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest on shareholder’s equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, being limited to the daily pro-rata variation of the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Profit per thousand shares

Profit per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

4. CUSTOMERS ACCOUNTS RECEIVABLE

(a) Balance sheet balances

	Jun/05	Mar/05

Private customers	926,029	866,384

Government entities	414,524	372,460

Wholesale customers – municipal authorities (i)
- Guarulhos	284,688	274,216
- Santo André	239,006	231,362
- Mauá	83,304	78,509
- Diadema	70,945	67,328
- Mogi das Cruzes	3,818	3,762
- São Caetano do Sul	2,661	2,402

	684,422	657,579

Unbilled amounts	200,983	226,943

Subtotal	2,225,958	2,123,366

Allowance for doubtful accounts	(831,830)	(794,475)

Total customers	1,394,128	1,328,891

Current assets	1,115,441	1,041,174
Long term assets (ii)	278,687	287,717

	1,394,128	1,328,891

(i) Wholesale customers – municipal authorities – Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers. Water services provided to wholesale customers are as follows:

	2Q05	1Q05

Balance at beginning of period	657,579	632,244
Billings for services provided	58,434	57,730
Collections – current year services	(31,591)	(18,025)

	2Q05	1Q05

Collections – prior year services	-	(14,370)

Balance at end of period	684,422	657,579

Current portion	10,098	8,489
Long term portion	674,324	649,090

(ii) Long-term receivables - Past-due and renegociated balances with customers and past-due receivables related to the wholesale of water to municipal authorities. It is stated net of the allowance for doubtful accounts in the amount of R$ 454,175 on June 30, 2005 (Mar/2005 – R$ 418,768).

(b) Customer accounts receivable aging summary

	Jun/05	Mar/05

Amounts currently due	634,072	605,430
Past due:
Up to 30 days	175,554	165,179
From 31 to 60 days	67,586	82,617
From 61 to 90 days	57,591	56,527
From 91 to 120 days	46,717	45,253
From 121 to 180 days	96,776	100,620
From 181 to 360 days	212,023	181,355
For more than 360 days	935,639	886,385

Total	2,225,958	2,123,366

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	2Q05	1Q05

Prior balance	794,475	759,640

Private-sector customers/government entities	1,949	10,636
Wholesale customers	35,406	24,199

Additions in the period, net	37,355	34,835

Current balance	831,830	794,475

Current	377,655	375,707
Long term	454,175	418,768

(ii) In the income

The Company recorded direct charges for probable losses in accounts receivable incurred in the second quarter of 2005, in the amount of R$ 60,395 (net of recoveries, of R$ 23,039 up to R$ 5 and R$ 37,356 over R$ 5), directly to the income for the period, recorded as a reduction of selling expenses. These losses amounted to R$ 66,787 in the second quarter of 2004.

	2Q/05	2Q/04

Provisions (over R$ 5)	(37,356)	(44,374)
Written-off (less than or equal to R$ 5)	(23,039)	(22,413)

Expenses	(60,395)	(66,787)

5. RELATED PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivables from the State Government

	Jun/05	Mar/05

Current receivables:
Water and sewage services (i)	126,072	69,078
Gesp Agreement	48,670	46,644

Total current receivables	174,742	115,722

Long term receivables:
Gesp Agreement	137,898	262,413
Reimbursement for pension benefits paid (ii)	619,829	597,510

Gross long-term receivable from the shareholder	757,727	859,923
Less amounts payable to the shareholder – interest on net equity	-	(105,520)

Total long term receivables, net	757,727	754,403

Water and sewage services rendered	312,640	272,615
Reimbursement for pension benefits	619,829	597,510

Gross revenue from sales and services	2Q05	2Q04

Water sale	43,314	38,632
Sewage services	36,428	30,353
Amounts received	(22,748)	(72,650)

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that Management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below.

(ii) Reimbursement for pensions and benefits paid

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, and do not bear interests. The budget proposal of the State of São Paulo Government, as approved by the State House of Representatives, includes funds referring to such obligation.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State Government (“GESP Agreement”), under which the State Government acknowledged a debt, among others, for services rendered by the Company of water supply and sewage collection, totaling R$ 358,207 on that date, representing services rendered until December 01, 2001, having further agreed to pay the amounts due. Additionally, the State Government acknowledged and agreed to pay amounts owed to the Company in connection with supplemental retirement and pension benefits paid by the Company, on its behalf, in the amount of R$ 320,623 on that date.

The GESP Agreement sets forth that the Water and Electric Power Department – DAEE will transfer, as partial payment to the Company, the title to the Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and the amount of such assets will reduce the amounts owed to the Company. The asset value of these reservoirs was ascertained based on the arithmetic average of independent evaluations carried out by CPOS – Companhia de Obras e Serviços (a state-owned building company selected by the State Government) and by ENGEVAL – Engenharia de Avaliação (an independent appraisal company selected by the Company). The payment of the amounts owed in excess to the fair market value of the reservoirs, as agreed upon between the parties, shall be effected by the State of São Paulo Government in 114 monthly successive installments, monthly adjusted by the IGP-M index, added by interests of 6% per annum, beginning from the maturity date of the first installment. Under the terms of the Agreement, the first original payment should have been effected in July 2002, however it was postponed because the parties did not reach an agreement as for the fair value of the reservoirs and the audit and specific analysis of the amounts due ascertained by the experts appointed by the State Government were not concluded. The arithmetic average of the market value of the reservoirs at June 30, 2002 was R$ 300,880, based on the discounted cash flow, reflecting the Company’s investments in such reservoirs.

Additionally, pursuant to the memorandum of understanding and the GESP Agreement, the State Government may authorize the Company to use dividends, including interests on net equity stated by the Company and any other obligation payable to the State Government, for offsetting against accounts receivable for services of water supply and sewage collection rendered to the State Government.

Based on official letter no. 53/2005, the Council for Defense of the State Capitals – CODEC, dated March 21, 2005, renegotiations between the Company and the State Government have been resumed with a view to obtain the settlement of the debt relating to the supplementary retirement and pension benefits, under the terms set forth in the GESP agreement, including amounts overdue after November 2001. These renegotiations must be restated in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain FIPECAFI to calculate the amounts actually reimbursable by the State Government, taking into consideration the legal advice provided by the State Attorneys’ Office.

Once the debt amount is calculated and the monetary adjustment criterion is determined, Sabesp will be entitled to take the applicable actions with the DAEE in order to obtain the ownership rights over the Alto Tietê System reservoirs, since no court hindrance exists, having in regard that the State has timely filed an appeal against the judgment rendered in the civil public action and was granted suspension of the effects thereof.

The referred second addendum must provide for the criteria for monthly recovery of future amounts to be disbursed by Sabesp.

Since these renegotiations are at their initial stage, it is not possible to ascertain the net effects over the balance sheet arising from such renegotiation. The Management does not estimate that it will incur significant net losses relating to the differences ascertained between the amounts deemed to be reimbursable by the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment as described below (iv).

(iv) First Amendment to the GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, of R$ 581,779, and the Company acknowledged amounts due to the State Government with respect to interests on shareholder’s equity in the amount of R$ 518,732.

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004), which were settled up to April 31, 2005. The remaining obligation, of R$ 186,568 is subject to monthly monetary adjustment at the Expanded Consumer Price Index – IPCA/IBGE, plus interests of 0.5%, of which R$ 137,898 are recorded in long term assets and R$ 48,670 in current assets and is has been monthly paid since May 2005.

Management believes that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

(b) Cash

The Company’s balance of cash and financial investments acounts with financial institutions controlled by the State Government was R$ 169,434 at June 30, 2005 (R$ 244,993 at March 31, 2005). The financial income from such investments was R$ 15,466 and R$ 11,687, in the periods ended on June 30, 2005 and 2004, respectively.

(c) Agreement for use of reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo Government. The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding their operating costs.

The Company has the right to draw water and exploit the reservoirs for a period of 30 years, counted as from 1997.

6. PROPERTY, PLANT AND EQUIPMENT

	Jun/05			Mar/05

		Accumulated Depreciation Amortization

	Cost		Net	Net

In use
Water system
Land	934,924	-	934,924	932,859
Buildings	2,634,446	(1,258,949)	1,375,497	1,386,153
Connections	793,795	(304,855)	488,940	486,346
Water meters	266,265	(133,328)	132,937	133,453
Networks	3,232,370	(899,408)	2,332,962	2,322,728
Equipment	247,964	(147,970)	99,994	103,576
Others	487,210	(197,844)	289,366	285,625

Subtotal	8,596,974	(2,942,354)	5,654,620	5,650,740

Sewage system
Land	351,913	-	351,913	350,195
Buildings	1,445,357	(485,460)	959,897	963,559
Connections	836,004	(304,250)	531,754	533,241
Networks	4,609,133	(985,671)	3,623,462	3,612,657
Equipment	497,708	(328,245)	169,463	171,625
Others	13,637	(1,101)	12,536	12,134

Subtotal	7,753,752	(2,104,727)	5,649,025	5,643,411

General use
Land	102,953	-	102,953	102,868
Buildings	120,622	(62,586)	58,036	58,682
Transportation equipment	131,942	(119,122)	12,820	14,692
Furniture, fixtures and equipment	294,162	(169,560)	124,602	135,911
Free lease land	25,312	-	25,312	25,312
Free lease assets	9,618	(3,027)	6,591	6,591

Subtotal	684,609	(354,295)	330,314	344,056

Subtotal in use	17,035,335	(5,401,376)	11,633,959	11,638,207

Construction in progress
Water system	555,964	-	555,964	567,408
Sewage system	1,263,358	-	1,263,358	1,270,235
Others	18,942	-	18,942	19,393

Subtotal construction in progress	1,838,264	-	1,838,264	1,857,036

Intangible assets	579,662	(70,635)	509,027	513,228

Total	19,453,261	(5,472,011)	13,981,250	14,008,471

a) Depreciation:

Depreciation is calculated at the following annual rates: buildings - 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; computer equipment – 20%; building connections – 5%, and furniture, fixtures and equipment – 10%.

Amortization of intangible assets is effected during the term of the concession agreements entered into with the municipalities served by the Company.

b) Construction in progress

The estimated disbursement as from July 2005, up to 2010, relating to the works already contracted, is approximately R$ 889,000 (not reviewed by the independent auditors).

c) Disposals of property, plant and equipment

For the second quarter of 2005, the Company wrote-off property, plant and equipment in the amount of R$ 1,448 (2004 – R$ 13,310, of which R$ 13,198 are related to the group of properties in use and R$ 112 are related to thefts of equipment of works in progress), related to the group of properties in use, due to obsolescence, theft or disposal.

d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems, the Company was forced to expropriate or establish rights of way over third-party properties, in conformity with the relevant legislation. The owners of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the third quarter of 2005, without a date set for the actual disbursement, are estimated to be approximately R$ 279,900 (not reviewed by the independent auditors), which will be paid out of Company funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. The amount referring to expropriations in the second quarter of 2005 was R$ 4,028 (2004 – R$ 668).

e) Tax effects on assets revaluation

Property, plant and equipment were revaluated in 1990 and 1991 and have been depreciated at annual rates wich take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that generally do not exceed the original depreciable lives.

As permitted by CVM Instruction 197/93, the Company did not post a provision for the tax effects (deferred taxes) on the revaluation surplus of property, plant and equipment carried out in 1990 and 1991. Had this effect been accounted for, the amount unrealized up to June 30, 2005 would be R$ 476,314 (Jun/2004 – R$ 507,507). In the period from January to June 2005, the realized revaluation reserve was R$ 44,626 (January to June 2004 – R$ 57,383).

f) Intangible assets

As from 1998, negotiations relating to new concessions were carried out based on the economic-financial results of the relevant business, as established on appraisal reports issued by independent experts.

The amount provided for in the respective contract, after the transaction is closed with the municipal government and carried out either through subscription of shares in the Company or in cash, is posted to the intangible assets account and amortized over the related concession period.

7. LOANS AND FINANCING

(i) Outstanding loans and financing

	Jun/05			Mar/05

	Short Term	Long Term	Total	Short Term	Long Term	Total	Final Maturity	Annual Interest Rate	Monet. Adjust.	Guarantees

Domestic

Fed. Government										State
/ Banco do Brasil	183,406	2,096,020	2,279,426	178,106	2,125,855	2,303,961	2014	8.5%	UPR	Government
Debentures 4th
Issue	100,001	49,998	149,999	100,001	74,998	174,999	2006	CDI+1.2%	-	-
Debentures 5the								CDI+1.1%
Issue	149,155	149,155	298,310	149,052	298,105	447,157	2007	and 10.65%	IGP-M	-
Debentures 6th								CDI+1.75 and
Issue	-	616,509	616,509	-	615,510	615,510	2007 to 2010	11%	IGP-M	-
Debentures 7th							2009 and	CDI+1.5%
Issue	-	301,085	301,085	-	300,812	300,812	2010	and 10.8%	IGP-M	-
Debentures 8th							2009 and	CDI+1.5%
Issue	-	698,520	698,520	-	-	-	2011	and 10,75%	IGP-M	-

CEF	40,232	451,554	491,786	41,030	450,417	491,447	2007 to 2020	5 % to 9,5%	UPR	Own funds

BNDES	16,273	164,730	181,003	10,177	169,161	179,338	2013	3% + TJLP	-	Own funds
								12% / CDI /
Others	2,386	24,645	27,031	2,366	24,748	27,114	2008 to 2011	TJLP+6%	UPR	-
Interests and
charges	111,442	-	111,442	86,414	-	86,414

Domestic Total	602,895	4,552,216	5,155,111	567,146	4,059,606	4,626,752

									Currency
Foreign
									Currency
IRDB									basket var. +
US$ 8,820 thou	10,365	10,365	20,730	12,142	18,214	30,356	2007	4.11%	US$	Fed. Gov.
Soc.Génerale
EUR 1,489 thou	2,747	1,490	4,237	3,159	3,528	6,687	2006	4.9%	EUR	Fed. Gov.
BID									Currency
US$ 443.919									basket var. +
thou	94,333	949,054	1,043,387	109,430	1,119,969	1,229,399	2007 to 2025	3 % to 7.7%	US$	Fed. Gov.
Euro Bônus
US$ 500.000							2005 and
thou	646,360	528,840	1,175,200	733,205	599,895	1,333,100	2008	10% and 12%	US$	-
Deutsche Bank
Luxembourg
US$ 10,000 thou	23,504	-	23,504	53,324	-	53,324	2005	11.125%	US$	-
Interests and
charges	39,972	-	39,972	53,947	-	53,947

Foreign total	817,281	1,489,749	2,307,030	965,207	1,741,606	2,706,813

Total	1,420,176	6,041,965	7,462,141	1,532,353	5,801,212	7,333,565

At June 30, 2005 the Company did not record any balances for short term loans and financing.
Exchange rate on June 30, 2005: US$ 2.3504; EUR 2.84856
UPR: Standard Reference Unit	TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION:: Amount referring to IDB and IRDB account unit	EUR: Euro
CDI: Interbank Deposit Certificate	IGP-M: General Market Prices Index

(ii) 8th Issue of Debentures

On September 17, 2004, the Company registered a securities program with the CVM by which it shall be able to offer government bonds, including non-convertible debentures and commercial papers, up to a total amount of R$1,500,000 throughout the next two years. As part of such program, on June 01, 2005 the Company issued 700,000 debentures in the face value of R$ 1 each, totaling R$ 700,000. The date of the financial settlement of the transaction was June 24, 2005.

The debentures were placed on the market as follows:

				Interest Payment
	Amount	Adjustment	Interests		Amortization	Maturity Date
1st series	350,000	-	CDI + 1.5%p.a.	Semiannual	Bullet payment	Jun/2009
2nd series	350,000	IGP-M	10.75%	Annual	Bullet payment	Jun/2011

The raised amount was used for settlement of the Euro Bonus agreement. The amount of the securities program has been already fully used. Financial Covenants for the 8th issue of debentures:
  Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the short term portion of the long term debts undertaken by the Company.
  EBITDA/Paid Financial Expenses equal to or higher than 1.5.
  Non-compliance with these obligations will not be evidenced unless if recorded in its quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

The Company is also subject to compliance with certain restrictive provisions set forth in other agreements with financial institutions.

(iii) Repayment of loans and financing

The total amount of debts payable up to the end of the year is R$ 1,027,774, of which the North-American Dollar- and Euro-indexed amount of R$ 760,401 and the amount of R$ 267,373 refer to outstanding interests and principal of loans in Brazilian reais. Part of such debt, relating to Euro Bonus, was settled out of funds described in item (v).

	Jul-Dec 2005						As from 2011
INSTITUTION		2006	2007	2008	2009	2010		TOTAL

DOMESTIC
Fed. Gov./Banco do Brasil	89,766	191,354	208,277	226,695	246,743	268,564	1,048,027	2,279,426
Caixa Econômica Federal - CEF	19,740	41,963	45,448	48,965	51,945	55,769	227,956	491,786
Debentures	50,000	249,153	380,968	-	746,709	289,073	348,520	2,064,423
BNDES	5,356	23,411	26,076	26,076	26,076	26,076	47,932	181,003
Others	1,090	3,461	4,752	4,748	4,563	4,391	4,026	27,031
Interests and Chartes	101,421	10,021	-	-	-	-	-	111,442

Domestic Total	267,373	519,363	665,521	306,484	1,076,036	643,873	1,676,461	5,155,111

FOREIGN
IRDB	5,182	10,365	5,183	-	-	-	-	20,730
Société Génerale	1,335	2,902	-	-	-	-	-	4,237
IDB	44,048	100,945	100,945	70,119	70,119	70,119	587,092	1,043,387
Euro Bonus	646,360	-	-	528,840	-	-	-	1,175,200
Deutsche Bank Luxembourg	23,504	-	-	-	-	-	-	23,504
Interests and Charges	39,972	-	-	-	-	-	-	39,972

Foreign Total	760,401	114,212	106,128	598,959	70,119	70,119	587,092	2,307,030

Total	1,027,774	633,575	771,649	905,443	1,146,155	713,992	2,263,553	7,462,141

(iv) Short-term debt structuring

One of the Company’s main goals is to reduce its foreign currency debt exposure, seeking to minimize costs and volatility over its income.

(v) Foreign currency purchase

A foreign currency advanced purchase transaction was carried out in June 2005, as set forth in directive release 3280/05 of the Brazilian Central Bank, dated March 08, 2005, in the amount of US$ 288,750 thousand, totaling R$ 678,678, which was used for settlement of the Euro Bonus agreement, being updated in accordance with the currency variation at June 30, 2005, posted to “Cash and cash equivalents” in the current assets.

8. TAXES AND CONTRIBUTIONS

(a) Balance sheet accounts

	Jun/05	Mar/05

In current assets (i)
Deferred income tax	5,777	5,703
Deferred social contribution	24,644	24,618

	30,421	30,321

In long term assets (ii)
Deferred income tax	198,838	185,293
Deferred social contribution	73,455	82,219

	272,293	267,512

In current liabilities (iii)
Income tax	31,662	15,031
Social Contribution	8,294	3,910
Deferred PASEP	21,876	22,011
Deferred COFINS	48,104	48,734

	109,936	89,686

In long term liabilities (iv)
Deferred income tax	65,620	67,802
Deferred social contribution	19,114	19,899
Deferred PASEP	13,815	13,171
Deferred COFINS	33,066	30,099

	131,615	130,971

	2Q/05	1S/05	2Q/04	1S/04

For the period
Income tax	(123,316)	(185,785)	14,168	(30,306)
Deferred income tax	12,475	24,875	723	5,612

	(110,841)	(160,910)	14,891	(24,694)

For the period
Social contribution	(31,828)	(47,948)	3,675	(7,804)
Deferred social contribution	(9,150)	(13,103)	2,136	(1,024)

	(40,978)	(61,051)	5,811	(8,828)

(b) Deferred taxes

(i) In current assets

Mainly calculated on temporary differences in the amount of R$ 23,107 (Mar/2005 – R$ 22,812). The negative tax basis of the accrued social contribution at June 30, 2005 is R$ 250,719 (Mar/2005 – R$ 250,719).

(ii) In long-term receivables

Mainly calculated on temporary differences in the amount of R$ 795,353 (Mar/2005 – R$ 741,173) for income tax and R$ 810,257 (Mar/2005 – R$ 756,076) for social contribution.

The negative tax basis for the accrued social contribution at June 30, 2005 is R$ 5,906 (Mar/2005 – R$ 157,471).

In conformity with CVM Deliberation 273/98 and CVM Instruction 371/02, the realization of credits arising out of the tax basis for social contribution and temporary differences has been evidenced, based on budget projections, which are estimated to occur until the end of 2006, as follows:

Year	Realization - %

2005	51.7
2006	48.3

Total	100

(iii) In current liabilities

Substantially calculated on sales to public agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution
Mainly calculated on temporary differences in the amount of R$ 262,481 (Mar/2005 – R$ 271,208) for income tax and R$ 212,374 (Mar/2005 – R$ 221,102) for social contribution.

- PASEP AND CONFINS
Substantially calculated on sales to public agencies, with taxes being deducted upon receipt of the invoices.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expense in the financial statements is reconciled from the nominal rates provided by Law, as shown below:

	2Q/05	1S/05	2Q/04	1S/04

Profit (loss) before taxes	496,341	726,633	(85,257)	93,234
Nominal rate	34%	34%	34%	34%

Expense at nominal rate	(168,756)	(247,055)	28,987	(31,700)
Permanent differences:
Revaluation reserve realization	(7,589)	(15,173)	(11,688)	(19,510)
Interest on own capital	22,712	35,700	-	13,363
Other differences	1,814	4,567	3,403	4,235

Income tax and social contribution	(151,819)	(221,961)	20,702	(33,612)

Current income tax and social contribution	155,144	233,733	(17,843)	38,110
Deferred	(3,325)	(11,772)	(2,859)	(4,588)

Actual rate	31%	31%	-	36%

9. PAES – Special Payment into Installments

The Company filed a Request for Special Payment into Installments – “PAES”, on July 15, 2003, as provided for by Law no. 10.684, of May 30, 2003, which request includes COFINS and PASEP debts involved in a lawsuit brought against the enforcement of Law no. 9718/98 as well as the outstanding balance of the Tax Recovery Program – “REFIS”, in the mount of R$ 316,953. The debt shall be paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid since the request for the PAES program was filed, from July 2003 up to June 2005, was R$ 69,725, with provisions for payment of charges having been booked in the amount of R$ 55,626.

The assets listed under the REFIS program, in the amount of R$ 249,034, remain as collateral in the PAES program.

10. PROVISIONS FOR CONTINGENCIES

(a) In current liabilities

The Company has booked the amount of R$ 30,979 (Mar/2005 – R$ 30,684) in the current liabilities, under the item “Provisions”, referring to lawsuits in progress, for which a judgment has been rendered and is currently executed.

(i) Customers – these refer to claims filed by customers seeking tariff parity.

(ii) Finsocial – In July 1991 an Ordinary Annulment and Declaratory Action was filed by SABESP, through proceedings no. 91.0663460 -5, requesting FINSOCIAL debts to be declared null and void and the Company’s obligation to contribute to FINSOCIAL to be declared extinguished.

Deposits were effected in court, with application of a 2% rate, for the period from April 1991 up to April 1992. On August 30, 1994, authorization was granted for releasing 75% of such deposits, and the remaining 25% thereof, to which a 0.5% rate was applied, remained as court deposit and a provision was booked for such purpose.

Upon the acknowledgement, by the STF – Federal Supreme Court, of the constitutionality of assessment of FINSOCIAL on the gross revenue of exclusively service providers, which judgment, in the understanding of our legal counsels, has its effects over the discussion on the merits by SABESP, the Company, on July 26, 2002, discharged the amount of R$ 57,016, corresponding to 1.5% of the total amount due, and requested the conversion into income of the court deposit on the Federal Revenue Service’s behalf, thus dismissing the lawsuit referring to proceedings no. 91.0663460 -5, currently under formalization.

(b) In long-term liabilities

The Company, based on an analysis with its legal advisors, recorded a provision for contingencies in the amount of R$ 528,084 (Mar/2005 – R$ 491,256), considered sufficient to meet probable losses on legal actions.

(i) Civil claims – These refer to claims for material damages, pain and suffering and loss of profits caused to third parties, being currently processed in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(ii) Contractors – these refer to actions filed by construction companies alleging underpayment of monetary adjustments, withholding of amounts related to disregard of effects of the Real Plan and economic-financial unbalance of the contract. These actions are currently processed at lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iii) Customers – these refer to actions filed by commercial customers claiming tariff parity, and consequently, refund of amounts collected by the Company. Decisions to date have been both favorable and unfavorable to the Company in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iv) Environmental claims – these refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB, seeking the imposition of fine for environmental damages purportedly caused by the Company.

(v) Labor claims – the Company is defending several labor claims, referring to overtime, health hazard and risk, prior dismissal notice, job diversion, salary parity and others, most of the amounts involved being under provisional or definite execution, at lower and/or appellate courts, thus being classified as of probable loss and, consequently, duly provisioned.

(c) Lawsuits classified as possible loss

The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible losses and which are not provisioned in the Company’s accounts. The aggregate amount referring to such proceedings is of approximately R$ 1,363,750 at June 30, 2005 (Mar/2005 – R$ 1,204,286)

11. PENSION AND HEALTH BENEFIT PLANS

The Company is the sponsor of Fundação Sabesp de Seguridade Social – SABESPREV, an entity organized in August 1990 with the main purpose of managing Sabesp’s employees complementary pension and health benefit plans.

The monthly contributions to the defined benefit pension plan amount to 2.10% by the Company and 2.19% by participants.

The contributions made by participants, as mentioned above, represent an average amount, once the deduction from the payroll depends on salary levels, between 1% and 8.5% .

The health benefit program, made up by optional health plans of free choice, is also funded by contributions by the sponsor and participating employees, which in the year were as follows:

..        Company: 6.21% on average of the payroll;
..        Participating employees: 3.21% of base salary and bonus, corresponding to 2.25% of the gross payroll, on average.

12. BENEFITS TO EMPLOYEES

In order to meet the provisions in CVM Deliberation no. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

At December 31, 2004, based on an independent actuary report, SABESP had a net actuarial liability of R$ 328,605, representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, and the fair value of the plan assets.

The Company chose to recognize the liability over a five-year period as from 2002. The Actuarial Liabilities at June 30, 2005, in the amount of R$ 249,736 (Mar/2005 – R$ 235,963), is recorded in Long-Term Liabilities.

In 2005 the estimated expense is R$ 65,705. Expenses were recorded from January to June 2005, as shown below:

	2Q/05	1S/05	2Q/04	1S/04

Repassed to Sabesprev	3,357	6,695	3,158	6,449
Actuarial liability recorded	13,773	27,560	19,256	38,365

Total recorded	17,130	34,255	22,414	44,814

The amount referring to past service cost is recorded as “extraordinary item”, net of the related taxes.

13. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2004 to June 2005, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2004, the Company paid in advance R$ 20,717, equivalent to 50% of one month’s payroll; a provision in the amount of R$ 24,918 (R$ 14,147 in the 2nd quarter of 2005) was booked for the semester, which is recorded in current liabilities, under “Salaries and payroll charges”, with the supplementary payment to be made by the end of August 2005.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The calculation to determine the market value of these financial instruments is made annually by the Company’s Management.

(b) Concentration of credit risk

A significant portion of sales is made to a broad customer base. Credit risk is mitigated due to the large portfolio and the control procedures, which monitor this risk.

The allowance for possible loan losses is sufficient to cover realization losses.

(c) Foreign currency

Transactions in foreign currency consist of borrowings for specific works of improvement and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	2Q/05	1S/05	2Q/04	1S/04

1. Cost of sales and services
Salaries and payroll charges	214,047	409,728	204,580	398,459
General supplies	25,671	47,304	18,773	36,718
Treatment supplies	26,078	57,111	22,598	49,953
Outsourced services	68,045	130,546	59,626	113,889
Electric power	108,527	205,950	90,319	186,704
General expenses	8,387	16,211	7,801	15,427
Depreciation and amortization	144,038	285,248	142,844	281,799

	594,793	1,152,098	546,541	1,082,949
2.Selling Expenses
Salaries and payroll charges	35,810	68,924	35,955	68,601
General supplies	1,511	3,188	1,269	2,813
Outsourced services	20,829	40,579	15,786	29,821
Electric power	247	474	197	397
General expenses	11,822	23,426	11,610	22,041
Depreciation and amortization	936	1,713	641	1,261
Write-off of receivables	60,395	106,257	66,787	106,317

	131,550	244,561	132,245	231,251
3. General and Administrative Expenses
Salaries and payroll charges	28,096	53,375	29,386	56,171
General supplies	1,036	1,964	798	1,559
Outsourced services	28,063	47,448	23,223	43,877
Electric power	382	685	204	406
General expenses	25,155	43,939	4,030	15,132
Depreciation and amortization	4,565	8,038	5,757	9,685
Tax expenses	7,055	13,467	5,239	11,994

	94,352	168,916	68,637	138,824
4. Custos, Desp. com Vendas, Gerais e Administrativas
(1+2+3)
Salaries and payroll charges	277,953	532,027	269,921	523,231
General supplies	28,218	52,456	20,840	41,090
Treatment supplies	26,078	57,111	22,598	49,953
Outsourced services	116,937	218,573	98,635	187,587
Electric power	109,156	207,109	90,720	187,507
General expenses	45,364	83,576	23,441	52,600
Depreciation and amortization	149,539	294,999	149,242	292,745
Tax expenses	7,055	13,467	5,239	11,994
Write-off of receivables	60,395	106,257	66,787	106,317

	820,695	1,565,575	747,423	1,453,024
5. Financial Expenses
Interests on Domestic Loans and Financing	126,889	242,791	108,209	219,269
Interests on Foreign Loans and Financing	38,529	86,994	61,193	117,935
Interest on net equity	66,800	105,000	-	39,302
Interest on net equity (reversal)	(66,800)	(105,000)	-	(39,302)
Other financing expenses	10	1,817	82	164
Imposto de Renda s/ Remessa ao Exterior	2,167	4,952	6,860	12,881
Outras Despesas Financeiras	8,513	17,791	12,135	20,181
Monetary variations on loans and financing	22,391	44,795	16,838	30,304
Foreign exchange variations on loans and financing	(278,037)	(289,340)	174,719	192,353

	2Q/05	1S/05	2Q/04	1S/04

Other monetary/foreign exchange variations	115	607	1,669	3,018
Provisions	20,152	37,824	11,547	25,354

	(59,271)	148,231	393,252	621,459
6. Financial Income
Monetary variations	6,776	15,911	19,380	31,119
Financial investment income	11,828	15,466	4,849	11,687
Interests	6,388	18,138	6,717	12,766
Other	-	-	1	1

Total financial income	24,992	49,515	30,947	55,573

COFINS/PASEP	-	-	(2,771)	(4,725)
COFINS/PASEP Credit	-	-	(692)	2,027

	-	-	(3,463)	(2,698)

Total Net Financial Income	24,992	49,515	27,484	52,875

Net Financial Expenses	(84,263)	98,716	365,768	568,584

16. COMPENSATION FOR CONCESSION TERMINATION

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewage collection at the beginning of 1995.

In December 1996, SABESP filed claims to seek payment of amounts owed by the municipality of Diadema. The lower court judge rendered an unfavorable decision to SABESP, against which an appeal was filed in November 2000. No decision had been rendered for the appeal up to March 2005. This claim was followed by several other related legal procedures, which are currently pending decision.

The residual net book value of property, plant and equipment relating to the Municipality of Diadema, written-off in December 1996, amounted to R$ 75,231, and the claim balance and other receivables from the municipality amounting to R$ 62,876 are recorded under long-term receivables in “Compensation for concession termination”.

SABESP executed a memorandum of intent with the municipality of Mauá when the concession was terminated, through which Mauá agreed to pay the amounts owed to the Company for the reversal of the water and sewage systems. However, the Mauá City Hall has never paid any amount whatsoever. SABESP filed a collection proceeding in December 1996 against Mauá. By way of indemnity, the judgment rendered in 2004 sentenced Mauá City Hall and SAMA to pay the amount of R$ 153.2 million, duly adjusted in accordance with the practical table of the São Paulo State Justice Court, as from March 2000, added by interests since the service of process, legal costs and expenses and 20% attorneys’ fees. This award was converted into judgment, subject to double jurisdiction. An appeal was filed by Mauá City Hall and SAMA and SABESP has recently filed its counterarguments against the appeal.

The residual value of property, plant and equipment relating to the Municipality of Mauá, written off in fiscal year 1999, amounted to R$ 103,763, and the claim balance, in the amount of R$ 85,918, is recorded in long term assets, under “Compensation for concession termination.”

Both claims are pending court decision (Mauá and Diadema), and the legal advisor conducting the litigation considers that a favorable outcome for the Company is probable.

17. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares with no par value.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital comprises 28,479,577,827 common registered shares, with no par value, distributed as follows:

	Jun/05		Mar/05

Shareholders	Number	%	Number	%

State Department of Finance	14,313,511,871	50.258862	14,313,511,872	50.258862
Shares in Custody with Stock Exchanges	14,138,832,685	49.645514	14,139,059,150	49.646309
Others	27,233,271	0.095624	27,006,805	0.094829

	28,479,577,827	100	28,479,577,827	100

(c) Remuneration of shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the net profit, calculated in conformity with Brazilian Corporate Law.

The interests stated in 2004, in the net amount of R$ 144,042, started to be paid on June 28, 2005.

The interests stated on April 28, 2005 and June 23, 2005, in the amount of R$ 105,000, will be paid within 60 days after the 2006 AGO (Annual Meeting of Shareholders), net of IRRF (Withheld Income Tax).

(d) Capital reserve

This comprises tax incentives and donations from government agencies.

(e) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company chose not to record the income tax and social contribution on the revaluation reserve of property, plant and equipment recorded up to 1991.

The revaluation reserve is charged against “Retained earnings” in proportion to the depreciation and writing-off of the respective assets.

(f) Changes in retained earnings

	Jun/05	Mar/05

Prior balance	135,476	-
Realization of revaluation reserve	22,320	22,306
Net income for the period	335,741	151,370
Interest on own capital	(66,800)	(38,200)

Current balance	426,737	135,476

18. CASH FLOW

In order to provide improved information to the market, and abiding by the New Market regulation, the Company is also presenting statements of cash flow, prepared in accordance with IBRACON NPC-20 Standard.

Description	2Q/05	1S/05	2Q/04	1S/04

Cash flow from operating activities
Profit (loss) for the period	335,741	487,111	(73,335)	42,151
Adjustments to reconcile net income:
Deferred taxes and contributions	(5,002)	(15,590)	(407)	187
Provisions for contingencies	36,679	68,015	9,620	34,986
Social security contributions	17,130	34,255	22,414	44,814
Property, plant & equipment received as
donation (Private Sector)	-	-	(2,286)	(2,587)
Loss on disposal of property, plant and
equipment	1,448	2,332	13,310	16,276
Depreciation	142,724	281,338	138,865	274,067
Amortization	6,815	13,661	10,377	18,678
Interests on loans and financing payable	167,611	334,763	176,175	350,130
Foreign exchange and indexation charges on
loans and financing	(275,152)	(264,052)	191,557	222,657
Monetary variation on interest on net equity	-	715	5,389	6,493
Interests and monetary variations in liabilities	6,309	12,812	7,084	14,544
Interests and monetary variations in assets	3,918	(2,479)	-	-
Allowance for doubtful accounts	60,395	106,257	66,787	106,317

	498,616	1,059,138	565,550	1,128,713

(Increase) decrease in assets:
Accounts receivable from customers	(99,256)	(212,297)	7,923	(38,473)
Accounts receivable from shareholders	(107,968)	(95,155)	(45,513)	(106,855)
Inventories	(500)	4,564	805	1,961
Other accounts receivable	(668)	(14,542)	(30,971)	(47,407)
Accounts receivable from customers – long
term	(26,376)	(60,233)	(39,664)	(50,370)
Accounts receivable from shareholder – long
term	41,706	(13,608)	(21,024)	(49,346)
Court deposits	773	794	696	771
Other long-term accounts receivable	(2,193)	(3,088)	2,342	1,541

	(194,482)	(393,565)	(125,406)	(288,178)

Description	2Q/05	1S/05	2Q/04	1S/04

Increase(decrease) in liabilities:
Accounts payable to suppliers	10,654	(5,025)	(2,172)	(27,670)
Salaries and payroll charges payable	37,421	62,351	15,917	22,007
Taxes and contributions payable	6,981	(6,157)	(4,715)	(34,288)
Other accounts payable	3,160	2,308	(9,464)	5,465
Pension fund	(3,357)	(6,695)	(3,158)	(6,449)
Provisions for contingencies	444	444	3,284	3,284
Other long-term accounts payable	9,547	10,674	3,519	8,227

	64,850	57,900	3,211	(29,424)

Net cash provided by operating activities	368,984	723,473	443,355	811,111

Cash flow from investment activities:
Purchases of property, plant and equipment	(139,532)	(240,663)	(148,305)	(317,691)
Sales of property, plant and equipment	-	-	-	176
Increase in deferred assets	(28)	(53)	(56)	(124)

Net cash used in investment activities	(139,560)	(240,716)	(148,361)	(317,639)

Cash from financing activities:
Loans and financing – long term:
Issuances	713,843	1,061,414	51,309	103,202
Repayments	(454,515)	(706,227)	(349,450)	(647,938)

Interests on net equity:
Interests on net equity paid	(63,025)	(65,552)	(125,455)	(126,844)

Net cash used in financing activities	196,303	289,635	(423,596)	(671,580)

Increase(reduction) in cash and cash equivalents	425,727	772,392	(128,602)	(178,108)

Cash and cash equivalents in the beginning of
the period	452,222	105,557	231,507	281,013
Cash and cash equivalents in the end of the
period	877,949	877,949	102,905	102,905

Supplementary information:
Interests and charges paid on loans and
financing	163,375	320,422	201,839	367,689
Capitalization of interests and financial
charges	(23,210)	(14,411)	19,950	26,138
Income tax and social contribution paid	130,774	183,405	-	67,710
Property, plant & equipment received as
donation and/or paid in shares	5,527	7,533	801	1,117
COFINS and PASEP paid	100,229	184,130	36,238	88,982
Settlement of accounts	-	(715)	-	-

19. SUBSEQUENT EVENTS

The Euro Bonus agreement, issued in 1997, in the amount of US$ 275 million, equivalent to R$ 665,803 of principal and R$ 33,290 of interests was settled on July 28.

05.01 - COMMENTS ON COMPANY’S PERFORMANCE IN THE QUARTER PERIOD

1. SABESP reports growth of 18.5% in the net revenue, and 27.1% in the EBITDA

(R$ million)

Financial Highlights	2Q04	2Q05	Change

Net Operating Revenue	1,038.9	1,231.3	18.5%
EBIT (Earnings Before Interests and Taxes)	291.5	410.6	40.9%
EBITDA (*)	440.8	560.2	27.1%
EBITDA Margin	42.4%	45.5%
Net Income	(73.3)	335.7

(*) Earnings before interests, taxes, depreciation and amortization

SABESP recorded net operating revenue of R$ 1,231.3 million, with EBITDA of R$ 560.2 million in the 2Q05. The final result for the period, a profit of R$ 335.7 million, was mainly due to the 23.3% increase in the gross operating revenue and to the positive effect of the 11.8% appreciation in Brazilian reais in relation to North-American dollar in the period.

2. Gross operating revenue – 18.5% growth

The net operating revenue recorded an increase of R$ 192.4 million, or 18.5%, which is a result of the 6.8% tariff adjustment as from August 29, 2004, of the 5.7% increase in billed water and sewage services, migration of consumers to consumption levels with higher tariff, and end of the reasonable use of water program. However, such increase was minimized by the increase of R$ 59.2 million resulting from the changes occurred in the COFINS-PASEP legislation.

The charts below show volumes of water and sewage services billed to the retail and wholesale market broken down by user category and region in the second quarters of 2004 and 2005:

VOLUME OF WATER AND SEWAGE SERVICES BILLED** TO RETAIL AND WHOLESALE MARKET - million m3
Category	Water		Change %	Sewage		Change %	Water + Sewage		Change %
	2Q04	2Q05		2Q04	2Q05		2Q04	2Q05
Residential	298.4	315.7	5.8%	231.6	247.4	6.8%	530.0	563.1	6.2%
Commercial	35.2	36.5	3.7%	31.7	33.2	4.7%	66.9	69.7	4.2%
Industrial	7.8	8.2	5.1%	7.8	8.0	2.6%	15.6	16.2	3.8%
Public	11.6	12.0	3.4%	9.1	9.6	5.5%	20.7	21.6	4.3%
Total retail	353.0	372.4	5.5%	280.2	298.2	6.4%	633.2	670.6	5.9%
Wholesale	62.3	64.6	3.7%				62.3	64.6	3.7%
General Total	415.3	437.0	5.2%	280.2	298.2	6.4%	695.5	735.2	5.7%

VOLUME OF WATER AND SEWAGE SERVICES BILLED** TO RETAIL AND WHOLESALE MARKET – million m3
Por Região	Water		Change %	Sewage		Change %	Water + Sewage		Change %
	2Q04	2Q05		2Q04	2Q05		2Q04	2Q05
Metropolitan	234.7	248.0	5.7%	189.7	202.4	6.7%	424.4	450.4	6.1%
Regional Systems (*)	118.3	124.4	5.2%	90.5	95.8	5.9%	208.8	220.2	5.5%
Total retail	353.0	372.4	5.5%	280.2	298.2	6.4%	633.2	670.6	5.9%
Total wholesale	62.3	64.6	3.7%				62.3	64.6	3.7%
General Total	415.3	437.0	5.2%	280.2	298.2	6.4%	695.5	735.2	5.7%
(*) Comprising Coastal and Interior regions
(**) Information not reviewed by the independent auditors

3. Costs, Administrative and Selling Expenses

Costs, administrative and selling expenses increased by R$ 73.3 million or 9.8% .

Following are the main changes:

			(R$ million)

	2Q04	2Q05	Difference	%

Salaries and Payroll Charges	269.9	278.0	8.1	3.0
General Supplies	20.8	28.2	7.4	35.6
Treatment Supplies	22.6	26.1	3.5	15.5
Outsourced Services	98.6	116.9	18.3	18.6
Electric Power	90.7	109.1	18.4	20.3
General Expenses	23.5	45.4	21.9	93.2
Depreciation and Amortization	149.3	149.5	0.2	0.1
Credits Write-off	66.8	60.4	(6.4)	(9.6)
Tax Expenses	5.2	7.1	1.9	36.5

Costs, Administrative and Selling
Expenses	747.4	820.7	73.3	9.8

3.1. Salaries and Payroll Charges

These reported a 3.0% increase of R$ 8.1 million. Such increase is mainly due to the 7.94% salary, benefits and charges increase, as from May 2005, as a result of the collective bargaining agreement, with an impact of approximately R$ 19.3 million, partially offset by the 1.3% reduction in the staff. Another factor that contributed to such lower variation is related to the payment of an allowance corresponding to 20% of the result obtained from the Profit Maximization Program in the same period of 2004 in the amount of R$ 9.4 million.

3.2. General Supplies

These reported a R$ 7.4 million or 35.6% increase, mainly due to maintenance of operating systems in the amount of R$ 2.7 million, maintenance of residential water connections in the amount of R$ 1.6 million, and fuels and lubricating oils for the Company’s vehicles, in the amount of R$ 1.0 million.

3.3. Treatment Supplies

These posted a R$ 3.5 million or 15.5% increase, caused by variation in the following materials: aluminum sulphate in the amount of R$ 1.5 million and chlorine in the amount of R$ 1.1 million. Aluminum sulphate was used in larger amounts in substitution for other products with higher prices. In case of chlorine, the increase was due to bad water quality, which required a larger amount of chlorine to be applied in order to meet the desired parameters.

3.4. Services

These recorded a R$ 18.3 million or 18.6% increase, mainly in technical professional services related to the structuring and placement of the 8th issue of debentures, maintenance and improvement of the RMSP tele-assistance system, studies for development of strategies for universalization of sanitation services (Tietê project – stage II), tariff study, Social Responsibility institutional program, strategic plan and management support mechanisms, and studies and researchs in sludge disposal programs at Sewage Treatment Stations (ETEs) and Water Treatment Stations (ETAs), and in maintenance of residential water connections (Global Sourceing Program).

3.5. Electric Power

This recorded a R$ 18.4 million or 20.3% increase, caused by the average growth of 18.0% in electric power tariffs. As far as electric power consumption is concerned, there was a 0.2% drop in the second quarter of 2005 (509,536 MWh) in relation to the same period of 2004 (510,399 MWh), due to the Energy Efficiency Program.

3.6. General Expenses

These increased by R$ 21.9 million or 93.2%, a result, mainly, of the provision for civil contingencies, in the amount of R$ 13.4 million, due to review and change in the outlooks of lawsuits already in progress and allowance for losses in the amount of R$ 4.5 million.

3.7. Credit Write-off

This recorded a R$ 6.4 million or 9.6% reduction, mainly were due to credits recovery as a result of payments effected and settlements with defaulting customers.

3.8. Tax Expenses

These recorded a R$ 1.9 or 36.5% increase, mainly due to the CPMF tax resulting from advanced purchase of Dollars.

4. Financial Expenses and Inflation and Exchange Losses on Monetary Items

4.1 Financial Expenses

These recorded a R$ 3.7 million reduction, as a result of:

  Interests on domestic loans and financing, with R$ 18.7 million increase related to the issue of debentures;
  Provisions referring to financial contingencies with R$ 8.6 million increase, the nature of which is related to interests and updating of estimates of lawsuits in course.
  Interests on foreign loans and financing, with R$ 22.7 million decrease, due to the reduction in the North-American Dollar price in 2Q05, affecting interests for which a provision had been booked for their respective balance;
  Income tax on foreign remittances, a R$ 4.7 million decrease, as a result of payment of interests in 2Q04;
  Other Financial Expenses, with R$ 3.6 million decrease;

4.2 Inflation and Exchange Losses on Monetary Items

Inflation and exchange losses on monetary items recorded a variation of R$ 448.8 million, mainly due to the 11.8% appreciation of reais in relation to the North-American Dollar in 2Q05, against the 6.8% devaluation occurred in 2Q04.

5. Operating Highlights

As shown in the chart below, the Company has continued to expand its services.

Operating Highlights	2Q04	2Q05	Var. (%)

Water connections (1)	6,285	6,431	2.3
Sewage connections (1)	4,673	4,817	3.1
Population served with water supply (2)	22.2	22.5	1.4
Population connected to sewage collection networks(2)	18.0	18.2	1.1
Water volumes billed to the wholesale market (3)	62.3	64.6	3.7
Water volumes billed to the retail market (3)	353.0	372.4	5.5
Sewage service billings (3)	280.2	298.2	6.4
Number of employees	17,807	17,577	(1.3)
Operational productivity (4)	615	640	4.1

(1) In 1,000 units at the end of the period
(2) In million inhabitants at the end of the period (does not include wholesale supply).
(3) In million m3
(4)Number of water and sewage connections per employee

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	01
2 – ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 1.2%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	5,042.03
14 – AMOUNT ISSUED (Thousand of reais)	151,260
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/15/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	02
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 1.10%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	6,984.48
14 – AMOUNT ISSUED (Thousand of reais)	219,117
15 - DEBENTURES ISSUED (Units)	31,372
16 - OUTSTANDING SECURITIES (Units)	31,372
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	07/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	03
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.65%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	10,596.14
14 – AMOUNT ISSUED (Thousand of reais)	91,423
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	04/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	04
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,066.91
14 – AMOUNT ISSUED (Thousand of reais)	247,323
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	05
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 11.00%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,138.35
14 – AMOUNT ISSUED (Thousand of reais)	214,313
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	06
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 11.00%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,138.35
14 – AMOUNT ISSUED (Thousand of reais)	204,811
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	07
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,066.03
14 – AMOUNT ISSUED (Thousand of reais)	213,206
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	08
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,046.00
14 – AMOUNT ISSUED (Thousand of reais)	104,600
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	09
2 – ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,016.37
14 – AMOUNT ISSUED (Thousand of reais)	355,729
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	12/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	10
2 – ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,004.28
14 – AMOUNT ISSUED (Thousand of reais)	351,498
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/01/2006

16.01 – OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT

Supplementary Information

In order to improve the information provided to the market, the Company is presenting, as supplementary information, the financial statements in a constant purchasing power currency.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT PURCHASING POWER CURRENCY”

(a) Monetary indexation

The monetary indexation of the operations relating to the permanent assets, shareholders’ equity, income statement accounts and ascertainment of profits and losses in monetary items was measured based on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Market Prices Index – IGP-M in the 2nd quarter, of 0.20% and year-to-date, of 1.75% .

(b) Balance sheet accounts

Amounts related to monetary assets and liabilities presented in “constant purchasing power currency” are identical to those presented in accordance with the “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long-term liabilities, which are adjusted to reflect the purchasing power or currency realization at June 30, 2005, taking for basis the rate determined by the National Association of Investment Banks – ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to June 30, 2005.

(c) Income statement accounts

All the income statement accounts were indexed for inflation based on the variation of the UMC, as from the month when they were booked, adjusted in accordance with inflation gains and losses ascertained on the balances at the beginning and end of every month for monetary assets and liabilities, and which generated financial or nominal inflationary expenses and income, which were considered to reduce the respective income statement accounts to which they were attached.

(d) Deferred taxes and contributions

Deferred income tax and social contribution were calculated based on the rates of 15% plus additional 10% and 9%, respectively, on the surplus value of the properties and rights in the permanent assets generated by the result of their monetary adjustment, in conformity with the instructions of the CVM, as provided for in Communication no. 99/006 issued by the IBRACON – Brazilian Institute of Independent Accountants.

The amounts below are shown in constant purchasing power currency at June 30, 2005.

		In thousand R$
Balance Sheet	Nominal	Constant purchasing
	Currency	power currency

Total assets	17,797,010	35,645,310

Current assets	2,271,423	2,268,303

Long-term assets	1,503,960	1,503,960

Permanent assets	14,021,627	31,873,047
Investments	5,100	6,364
Property, plant and equipment	13,981,250	31,797,745
Deferred assets	35,277	68,938

Total liabilities	17,797,010	35,645,310

Current liabilities	2,136,018	2,135,553

Long-term liabilities	7,319,760	12,577,760

Shareholders’ equity	8,341,232	20,931,997
Paid-up capital stock	3,403,688	9,174,062
Capital reserves	72,824	128,215
Revaluation reserves	2,574,594	7,000,211
Profit reserves	1,863,389	4,391,993
Retained earnings	426,737	237,516

		In thousand R$
	January to June 2005

Income Statement	Nominal	Constant purchasing
	Currency	power currency

Net revenue from sales and services rendered	2,390,014	2,379,984
Cost of products sold and services rendered	(1,152,098)	(1,588,924)

Gross income	1,237,916	791,060
Selling expenses	(244,561)	(253,944)
Administrative expenses	(168,916)	(189,218)

Income before net financial expenses	824,439	347,898
Net financial expenses	(98,716)	35,996

Operating income	725,723	383,894
Non-operating income	910	(3,105)

Income before taxes and profit sharing	726,633	380,789
Provision for income tax and social contribution	(233,733)	(233,814)
Deferred income tax and social contribution	11,772	119,520
Extraordinary item net of income tax and social contribution	(17,561)	(17,643)

Income for the period	487,111	248,852

Profit per share	0.01710	0.00874

Conciliation of the income for the period and shareholders’ equity

	In thousand R$
Description	Income for the period	Shareholders’
		equity

Corporate legislation	487,111	8,341,232

Monetary indexation
Of permanent assets	103,553	17,851,420
Of shareholders’ equity	(449,087)	-
Adjustment to present value - net	(436)	(2,655)

Reversal (provision) for taxes
Income tax	79,199	(3,866,176)
Social contribution	28,512	(1,391,824)

In constant purchasing power currency	248,852	20,931,997

2. EVOLUTION OF SHAREHOLDING BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 06/30/2004 to 06/30/2005

	Position as of 06/30/2004		New members	Changes in Common Shares	Left the Company	Position as of 06/30/2005
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	20,376,674,058	71.5		(6,063,162,186)***		14,313,511,871***	50.3
Directors	90,016		1		(1)	90,016*
Executive Officers
Members of the Audit Committee
ther shareholders	8,102,813,753					14,165,975,940	49.7
Outstanding shares	8,102,903,753	28.5				14,166,065,940	49.7
Total shares	28,479,577,827	100.0	1	(6,063,272,186)	(1)	28,479,577,827	100.0

* The 16 shares currently held by the Directors were assigned by the State of São Paulo Treasury Department and shall be returned by them upon leaving the Board of Directors of Sabesp.
** Difference arising out of secondary public distribution of shares and transfer of one share to a new member of the Board of Directors of Sabeps.

3. SHAREHOLDING POSITION AS OF 06/30/2005

Shareholders holding more than 5% of the shares	Common Shares	%
State of São Paulo Treasury Department	14,313,511,871	50.3

Shareholders	Common Shares	%

CONTROLLING SHAREHOLDER	14,313,511,871	50.3
MANAGEMENT
Board of Directors	90,016
Board of Executive Officers	-
Statutory Audit Committee	-
TREASURY SHARES	-
OTHER SHAREHOLDERS	14,165,975,940	49.7
TOTAL	28,479,577,827	100.0
OUTSTANDING SHARES	14,166,065,940	49.7

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Companhia de Saneamento
Básico do Estado de
São Paulo - SABESP

Interim Financial Statements
For the Quarter Ended March 31, 2005
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of June 30, 2005, and the related statement of operations for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	The supplementary information for the quarter and six-month period ended June 30, 2005, referring to the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5.	As mentioned in Note 5, the Company is negotiating with the State of São Paulo Government, the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

6.	We had previously reviewed the balance sheet as of March 31, 2005, and the statements of operations for the quarter and six-month period ended June 30, 2004, the supplementary information in constant purchasing power, and the statement of cash flows for said period, presented for comparative purposes, and issued unqualified review reports thereon, dated May 13, 2005 and August 6, 2004, respectively. In addition, our review report, dated May 13, 2005, contains a comment similar to the one described in paragraph 5.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 11, 2005

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD-OFFICE	1
01	03	INVESTORS' RELATIONS OFFICER (Company's Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY'S DATA	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	2
01	10	INVESTORS' RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	INCOME STATEMENT	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD	32
10	01	DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	36
16	01	OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT	46
17	01	SPECIAL REVIEW REPORT	50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 27, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.